

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 4, 2017

<u>Via E-mail</u>
James R. Ficarro
Chief Operating Officer
Newmark Group, Inc.
125 Park Avenue
New York, NY 10017

> **Re: Newmark Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 4, 2017**
> **File No. 333-221078**

Dear Mr. Ficarro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2017 letter.

Pre-Tax Adjusted Earnings and Post-Tax Adjusted Earnings, page vi
Dividend Policy, page 67

1. We are still evaluating your response to comment 1 and may have further comments.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 23

2. We note your disclosure revisions in response to comment 3. Please further revise the disclosure on page 24 to present pro forma earnings per share information.

Capitalization, page 71

3. The actual and as adjusted pro forma additional paid-in-capital and retained earnings amounts presented here differ from those presented in the historical and pro forma financial statements. Please revise or advise.

4. Please explain how marketable securities amounts are relevant to determining your capitalization or remove them from this table.

Dilution, page 72

5. Please disclose whether your pro forma net tangible book value amounts include or exclude amounts attributable to noncontrolling interests. Also, disclose the rationale for your treatment.

6. Please reconcile the pro forma net tangible book value amount shown in the second paragraph to your pro forma financial statements. Also, tell us your basis for excluding each pro forma adjustment not directly related to the offering proceeds from this amount. Refer to Item 506 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Data, page 76

7. Please revise your pro forma balance sheet and statements of operations to present a pro forma subtotal column that gives effect to all pro forma adjustments other than those directly related to the receipt and use of the IPO proceeds. To the right of this column, present the pro forma adjustments directly related to the receipt and use of the IPO proceeds and then the pro forma as adjusted column. Please similarly revise your pro forma presentations elsewhere in the filing to present both pro forma amounts.

Notes to unaudited pro forma condensed combined financial statements
(A) Interest Expense, page 81

8. Please disclose in greater detail how you computed the pro forma adjustments to interest expense and allocations of net income and grant of exchangeability to limited partnership units. Please disclose where the pro forma adjustments to interest for debt other than the BGC Notes (e.g., Term Loan and Converted Term Loan) are reflected. Also, disclose how you arrived at the weighted average interest rate used and explain any material differences from the rates shown for the BGC Notes on page 210.

(B) Separation of Partnership Interest, page 81

9. Please disclose:
   - The nature of the redeemable partnership interest and your basis for presenting it as temporary or mezzanine equity.

- How you computed the amounts assigned to the redeemable partnership interest and noncontrolling interests.
- How you computed the amounts reflected in allocations of net income and grant of exchangeability to limited partnership units and net income (loss) attributable to noncontrolling interests.

(C) Tax Effects, page 81

10. Please disclose the effective tax rate assumed and explain why you used it.

(D) Pro Forma Earnings per Share and Weighted-Average Shares Outstanding, page 81

11. Please disclose why net income (loss) available to common stockholders is zero in your basic and diluted earnings (loss) per share computations and provide reconciliations of how you computed these amounts.

12. Please disclose in greater detail the assumptions used in calculating basic and diluted weighted-average shares of common stock outstanding for the nine months ended September 30, 2017 and the fiscal year ended December 31, 2016.

(J) Repayment of the Term Loan and the Converted Term Loan, page 83

13. It does not appear that any of the Converted Term Loan is being repaid. Please revise or advise.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen M. Merkel, BGC Partners, Inc.

David K. Lam, Wachtell, Lipton, Rosen & Katz